

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2019

Christopher Schreiber
Executive Chairman
Akers Biosciences, Inc.
201 Grove Road
Thorofare, NJ 08086

>   **Re: Akers Biosciences, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 25, 2019**
>   **File No. 001-36268**

Dear Mr. Schreiber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Sarah Williams, Esq.